UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          SCIENCE DYNAMICS CORPORATION
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)


                                   808631 10 5
                            -----------------------
                                 (CUSIP Number)

                                 Mark L. Claster
                              Carl Marks & Co. Inc.
                              135 East 57th Street
                                   27th Floor
                            New York, New York 10022
                                 (212) 909-8400
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 January 9, 2002
                            ------------------------
             (Date of Event which Requires Filing of this Statement)

                   If the filing person has previously filed a
        statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule
        because of Rule 13d-1(b)(3) or (4), check the following box [ ].




                                                               Page 1 of 8 pages

                                  SCHEDULE 13D

----------------------                                    ----------------------
CUSIP No. 808631 10 5                                          PAGE 2 OF 8 PAGES
----------------------                                        ------------------

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Mark L. Claster

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                            (b) [ ]
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

       PF

--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS           [ ]
       REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
--------------------------------------------------------------------------------
NUMBER OF         7     SOLE VOTING POWER

SHARES                  67,100

                        --------------------------------------------------------
BENEFICIALLY      8     SHARED VOTING POWER

OWNED BY                357,000

EACH                    --------------------------------------------------------
                  9     SOLE DISPOSITIVE POWER
REPORTING
                        67,100
PERSON WITH
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        357,000
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON

       424,100

--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*
                                                                 [ ]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       2.32%

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       IN

--------------------------------------------------------------------------------

                      * SEE INSTRUCTIONS BEFORE FILLING OUT

                                  SCHEDULE 13D

----------------------                                    ----------------------
CUSIP No. 808631 10 5                                          PAGE 3 OF 8 PAGES
----------------------                                        ------------------

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Carl Marks & Co. Inc.

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                            (b) [ ]
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

       WC

--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS           [ ]
       REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       New York
--------------------------------------------------------------------------------
NUMBER OF         7     SOLE VOTING POWER

SHARES                  357,000

                        --------------------------------------------------------
BENEFICIALLY      8     SHARED VOTING POWER

OWNED BY                0

EACH                    --------------------------------------------------------
                  9     SOLE DISPOSITIVE POWER
REPORTING
                        357,000
PERSON WITH
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON

       357,000

--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*
                                                                 [ ]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       1.95%

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       CO

--------------------------------------------------------------------------------

                      * SEE INSTRUCTIONS BEFORE FILLING OUT

ITEM 1.  SECURITY AND ISSUER.
         --------------------

         This statement on Schedule 13D ("Schedule 13D") is being filed with respect to the common stock, par value $.01 per share (the "Common Stock") of Science Dynamics Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 1919 Springdale Road, Cherry Hill, New Jersey 08003.

         This Schedule 13D is being filed pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the "Exchange Act").

ITEM 2.  IDENTITY AND BACKGROUND.
         ------------------------

         (a) This Schedule 13D is filed by (i) Mark L. Claster ("Claster") and
(ii) Carl Marks & Co. Inc. (formerly CMCO, Inc.), a New York corporation ("CMCO"). Claster and CMCO are collectively referred to herein as the "Reporting Persons."

         (b) The Reporting Persons' business address is 135 East 57th Street, 27th Floor, New York, NY 10022.

         (c) The principal business of Claster is to serve as the Co-President of CMCO. The principal business of CMCO is investments.

         (d) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Claster is a United States citizen. CMCO is incorporated in New
York.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
         --------------------------------------------------

         Through transactions in November and December 2001, Claster purchased 1,102,100 shares of Common Stock from Edwin S. Marks ("Marks"). Marks is the Chairman of CMCO. Claster purchased these shares with personal funds of $132,077. Claster sold 1,035,000 of the shares of Common Stock to Marks as follows: (i) 400,000 shares on January 8, 2002 at a sales price of $31,896.50;
(ii) 610,000 shares on January 9, 2002 at a sales price of $49,206.50; and (iii) 25,000 shares on January 9, 2002 at a sales price of $2,046.46.

         CMCO purchased 357,000 shares between October 3, 1995 and November 20, 2000. The source of funds was CMCO's working capital.

ITEM 4.  PURPOSE OF TRANSACTION.
         -----------------------

         Each of the Reporting Persons purchased their shares of Common Stock for investment purposes. Each of the Reporting Persons may acquire additional shares of Common Stock from time to time, in open market purchases, negotiated transactions or otherwise, and may sell any or all of such shares of Common Stock at any time.

         Other than as set forth in the preceding paragraph of this Item 4, each of the Reporting Persons does not have any plans or proposals which relate to or would result in any of the matters enumerated in clauses (a) through (j), inclusive, of Item 4 of Schedule 13D, namely: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
         -------------------------------------

         (a) As of the date hereof, (i) Claster owns 67,100 shares of Common Stock, and (ii) CMCO owns 357,000 shares of Common Stock. Previously, as a result of the transactions described in Item 3, Claster owned 1,102,100 shares of Common Stock. The 1,102,100 shares of Common Stock comprised approximately 6.04% of the outstanding Common Shares of the Company. In his capacity as Co-President of CMCO, Claster may be deemed beneficially to own the 357,000 shares owned directly by CMCO.

         (b) Claster has sole power to vote 67,100 shares of Common Stock. Claster, in his capacity as Co-President of CMCO, has the shared power to direct the vote and disposition of the 357,000 shares of Common Stock owned by CMCO.

         (c) Claster has made the following transactions with respect to the shares of Common Stock:

   Transaction   Number of Shares    Purchase Price    Sales Price        Date
   -----------   ----------------    --------------    -----------        ----

 Purchase             10,000           $12,802.00           --           9/9/99
 Purchase             10,000           $12,191.00           --           9/15/99
 Purchase             10,000           $12,191.00           --           9/17/99
 Purchase             15,000           $18,285.00           --          10/14/99
 Purchase            500,000           $36,900.00           --          11/27/01
 Purchase            557,100           $39,708.00           --          11/27/01
 Sale                400,000                --         $31,896.50        1/8/02
 Sale                610,000                --         $49,206.50        1/9/02
 Sale                 25,000                --          $2,046.46        1/9/02

         (d) Not applicable.

         (e) On January 9, 2002, Claster ceased to be a beneficial owner of more than 5% of the Common Stock.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
         -------------------------------------------------------

         Reference is made to the Reporting Persons' responses to Item 3.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
         ---------------------------------

         None.

                                   SIGNATURES
                                   ----------


         After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 25, 2002

                                          /s/ Mark L. Claster
                                         --------------------------------------
                                         Mark L. Claster




                                         CARL MARKS & CO. INC.


                                         By: /s/ Mark L. Claster
                                            ------------------------------------
                                            Name: Mark L. Claster, Co-President
                                                  of CMCO